                                         N E W S   R E L E A S E

TALISMAN ENERGY INCREASES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta, May 9, 2006 – Talisman Energy Inc.’s Board of Directors today declared a semi-annual dividend of twenty-two and a half cents Canadian (C$0.225) per share on the Company's common shares. This represents a 32.4% increase from the previous semi annual dividend the Company paid on its common shares. If the proposed three-for-one share split is approved by Talisman shareholders and regulatory agencies, the dividend will be subdivided as well.  The dividend will be paid on June 30, 2006 to shareholders of record at the close of business on June 5, 2006.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager,

     Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

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